A6
3/13

07003946

RECEIVED
FEB 28 2007
SEC MAIL PROCESSING SECTION
WASH, D.C.
213

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
~~PART III~~

SEC FILE NUMBER
8- 067217

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EquiSearch Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 Martine Avenue, Suite 665
(No. and Street)

White Plains (City) New York (State) 10606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dominick Del Duca 914-287-5024
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frazier & Deeter, LLC
(Name – *if individual, state last, first, middle name*)

600 Peachtree Street, N.E., Suite 1900 (Address) Atlanta (City) Georgia (State) 30308 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dominick Del Duca, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EquiSearch Securities, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Judy Amodeo
Notary Public, State of New York
Registration # 01AM6043469
Qualified in Putnam County
Certificate filed Westchester Cty
Commission Expires June 19, 2010

Signature

GENERAL Manager/CCO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EQUISEARCH SECURITIES INC.

(A Wholly-Owned Subsidiary of ChoicePoint Services Inc.)

FINANCIAL STATEMENTS

DECEMBER 31, 2006

EQUISEARCH SECURITIES INC.

(A Wholly-Owned Subsidiary of ChoicePoint Services Inc.)

Table of Contents

December 31, 2006

FRAZIER & DEETER, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

600 Peachtree Street, N.E., Suite 1900, Atlanta, Georgia 30308
main 404.253.7500 fax 404.253.7501 www.frazierdeeter.com

INDEPENDENT AUDITORS' REPORT

To Board of Directors and Stockholder of
EquiSearch Securities Inc.
Alpharetta, Georgia

We have audited the accompanying statement of financial condition of EquiSearch Securities Inc. (a wholly-owned subsidiary of ChoicePoint Services Inc.) as of December 31, 2006, and the related statements of operations, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EquiSearch Securities Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming our opinion on the basic financial statements taken as a whole. The information contained the the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 26, 2007

Frazier & Deeter, LLC

EQUISEARCH SECURITIES INC.
(A Wholly-Owned Subsidiary of ChoicePoint Services Inc.)

Statement of Financial Condition

December 31, 2006

Assets

Current Assets:		
Cash	$	348,827
Deposit with clearing organization		100,000
Receivable from clearing organization		5,407
Prepaid expenses and other current assets		58,017
Total current assets		512,251
Total Assets	$	512,251

Liabilities and Stockholder's Equity

Current Liabilities:		
Accounts payable	$	5,825
Accrued expenses		2,255
Payable to clearing organization		12,431
Deferred tax liability		17,324
Total current liabilities		37,835
Total liabilities		37,835
Commitments and contingencies		
Stockholder's Equity:		
Common stock, par value $0.01 per share; 1,000 shares authorized, issued, and outstanding		10
Additional paid-in capital		760,966
Accumulated deficit		(286,560)
Total stockholder's equity		474,416
Total Liabilities and Stockholder's Equity	$	512,251

See notes to financial statements.

EQUISEARCH SECURITIES INC.

(A Wholly-Owned Subsidiary of ChoicePoint Services Inc.)

Statement of Operations

For the Year Ended December 31, 2006

Commission income	$	12,686
Operating expenses:		
Employee compensation and benefits		122,118
Floor brokerage, exchange, and clearance fees		47,978
Consulting expenses		48,550
Communications		28,687
License fees		65,000
Other operating expenses		16,295
Total operating expenses		328,628
Loss before income tax benefit		(315,942)
Income tax benefit		110,575
Net loss	$	(205,367)

See notes to financial statements.

EQUISEARCH SECURITIES INC.

(A Wholly-Owned Subsidiary of ChoicePoint Services Inc.)

Statement of Stockholder's Equity

For the Year Ended December 31, 2006

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, December 31, 2005	$ 10	$ 354,442	$ (81,193)	$ 273,259
Capital contributions	-	406,524	-	406,524
Net loss	-	-	(205,367)	(205,367)
Balance, December 31, 2006	$ 10	$ 760,966	$ (286,560)	$ 474,416

See notes to financial statements.

EQUISEARCH SECURITIES INC.

(A Wholly-Owned Subsidiary of ChoicePoint Services Inc.)

Statement of Cash Flows

For the Year Ended December 31, 2006

Cash flows from operating activities:	
Net loss	$ (205,367)
Adjustments to reconcile net loss to net cash used in operating activities	
Deferred tax expense	17,324
Expenses paid by stockholder	156,524
Changes in assets and liabilities:	
Deposit with clearing organization	(100,000)
Receivable from clearing organization	(5,407)
Prepaid expenses and other assets	(58,017)
Accounts payable	5,825
Accrued expenses	226
Payable to clearing organization	12,431
Net cash used in operating activities	(176,461)
Cash flows from financing activities:	
Capital contribution	250,000
Net cash provided by financing activities	250,000
Net increase in cash	73,539
Cash, beginning of year	275,288
Cash, end of year	$ 348,827

Supplemental Disclosure of Noncash Financing Transactions:

During 2006, ChoicePoint Inc. paid operating expenses of $156,524 (net of current tax benefit of $127,899) on behalf of the Company. Such payments have been treated as capital contributions in accordance with the Company's expense sharing arrangement.

See notes to financial statements.

Note 1 - Description of business and summary of significant accounting policies:

Nature of business

EquiSearch Securities Inc. (the Company) was formed in the State of Georgia on November 12, 2004. The Company is a wholly-owned subsidiary of ChoicePoint Services Inc., which is a wholly-owned subsidiary of ChoicePoint Inc. (collectively, the Parent). The Company assists financial service institutions to locate the owners of brokerage and bank accounts, safe deposit boxes, mutual funds, stock and other financial assets. The Company became an introducing broker registered with the Securities and Exchange Commission (SEC) on June 22, 2006 and is a member of the National Association of Securities Dealers (NASD).

The following accounting policies are presented to assist the reader in understanding the financial statements of the Company:

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income taxes

The Company is included in the consolidated tax returns filed by the Parent. Income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax expense or benefit calculated is recorded against additional paid-in capital as a reduction of the expenses paid by the Parent on behalf of the Company. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Concentration of credit risk

The Company maintains its cash in accounts that may exceed federally-insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to significant credit risk on cash.

Note 1 - Description of business and summary of significant accounting policies - continued:

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Clearing agreement:

During 2006, the Company entered into a fully-disclosed clearing agreement with First Clearing, LLC (First Clearing). The Company clears its customer transactions through First Clearing on a fully-disclosed basis. The amount receivable from and the amount payable to First Clearing relates to the aforementioned transactions. The clearing agreement requires the Company to maintain a $100,000 deposit with First Clearing. The amount payable is collateralized by this deposit account.

Note 3 - Commitments and contingent liabilities:

The Company's clearing agreement with First Clearing requires the Company to pay a termination fee of $250,000, $150,000, or $100,000 if the Company terminates the agreement during the first, second, or third year of the contract, respectively. The clearing agreement also requires the Company to maintain net capital computed in accordance with Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) of at least $250,000.

Note 4 - Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $416,399, which was $411,399 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.09 to 1 at December 31, 2006.

Note 5 - Income taxes:

The Company is included in the consolidated income tax returns filed by its Parent. Income taxes are calculated as if the Company filed a separate income tax return. The current and deferred portions of the income tax expense (benefit) included in the statement of operations as determined in accordance with FASB Statement No. 109, *Accounting for Income Taxes*, are as follows:

Current	$	(127,899)
Deferred		17,324
Total	$	(110,575)

There is no significant difference between the expected income tax expense or income computed at the U.S. statutory income tax rate and the Company's income tax benefit. Temporary differences related to prepaid expenses give rise to the deferred tax liability at December 31, 2006.

Note 6 - Transactions with related parties:

The Company and its Parent have entered into an expense sharing agreement whereby the Parent has agreed to fund and finance all overhead and operational expenses for the Company. The Parent is not entitled to reimbursement in any manner at any time and therefore these reimbursements are treated as capital contributions to the Company by the Parent. During 2006, the Parent made capital contributions through reimbursements of approximately $284,000 before income tax benefits of $127,899.

Note 7 - Agreement to sell EquiSearch Securities Inc.:

On December 29, 2006, in conjunction with its agreement to sell EquiSearch Services Inc. to Palladian Capital Partners LLC (Palladian), ChoicePoint Inc. also agreed to sell the Company to Palladian. Among other things, the closing of the sale of the Company is subject to approval by the National Association of Securities Dealers.

SUPPLEMENTAL INFORMATION

EQUISEARCH SECURITIES INC.

(A Wholly-Owned Subsidiary of ChoicePoint Services Inc.)

Schedule 1: Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

For the Year Ended December 31, 2006

COMPUTATION OF NET CAPITAL

Total stockholder's equity from statements of financial condition	$	474,416
Deduct amounts not allowable for net capital		-
Total stockholder's equity qualified for net capital		474,416
Add:		
Subordinated borrowings allowable in computation of net capital		-
Other deductions or allowable credits		-
Total capital and allowable subordinated borrowings		474,416
Deductions and/or charges:		
Total nonallowable assets		(58,017)
Other deductions and/or charges		-
Net capital before haircuts on securities positions (tentative net capital)		416,399
Haircuts on securities		-
Net capital	$	416,399

See independent auditors' report.

EQUISEARCH SECURITIES INC.
(A Wholly-Owned Subsidiary of ChoicePoint Services Inc.)

Schedule 1: Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission - Continued

For the Year Ended December 31, 2006

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition	$ 37,835
Add:	
Other unrecorded amounts	-
Total aggregate indebtedness	$ 37,835

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 2,522
Minimum dollar requirement	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 411,399
Excess net capital at 1000%	$ 412,616
Percentage of aggregate indebtedness to net capital	9 %

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$ 400,918
Allowable assets erroneously reported as nonallowable - cash account	32,805
Audit adjustment to record deferred tax liability	(17,324)
Net capital per previous page	$ 416,399

See independent auditors' report.

Schedule 2: Exemption from SEC Rule 15c3-3

December 31, 2006

Note: Exemption from SEC Rule 15c3-3 is claimed under Reg. Section 240.15c3-3(k)(2).

FRAZIER & DEETER, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

600 Peachtree Street, N.E., Suite 1900, Atlanta, Georgia 30308
main 404.253.7500 fax 404.253.7501 www.frazierdeeter.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

To Board of Directors and Stockholder of
EquiSearch Securities Inc.
Alpharetta, Georgia

In planning and performing our audit of the financial statements and supplemental schedules of EquiSearch Securities Inc. (the Company) for the year ended December 31, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications and comparisons;

- Recordation of differences required by Rule 17a-13; and

- Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of the stockholder, management, the SEC, the New York Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

February 26, 2007

Frazier & Deeter, LLC

END